Exhibit (a)(3)


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April 7, 2006



TO:          SHAREHOLDERS OF PALMETTO REAL ESTATE TRUST

SUBJECT:     OFFER TO PURCHASE SHARES OF BENEFICIAL INTEREST

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 172,961 Shares of beneficial interest (the "Shares") in PALMETTO REAL ESTATE TRUST (the "Trust") at a purchase price equal to:

                                 $3.50 per Share
                                 ---------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in PALMETTO REAL ESTATE TRUST without the usual transaction costs associated with market sales.

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) May 22, 2006